November 9, 2021

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Starco Brands, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed October 21, 2021

File No. 024-11622

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated November 8, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the Offering Statement of Starco Brands, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A Filed October 21, 2021

The Company's Business

Principal Products and Services

Future Product Offerings of Starco Brands

Whipshots, page 27

1.	Please revise the disclosure regarding your license agreement with Washpoppin Inc. to disclose the royalty rates that are discussed in Schedule A, Section 7 of the agreement. In addition, please revise to quantify the amount of ownership units of Whipshots LLC you intend to issue to Washpoppin Inc. under the agreement, or tell us why you believe you are not required to do so.

The Company has revised the disclosure as requested by the Staff.

2.	We note that you are required to make "purchase price payments" under your Intellectual Property Purchase Agreement based on a percentage of gross revenues actually received by your company from your sale of Whipshots/Whipshotz products. Please revise to disclose the range of such purchase price payments of not more than 10 percentage points (for example, between twenty and thirty percent).

The Company has revised the disclosure as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Starco Brands Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc: Ross Sklar
Chief Executive Officer
Starco Brands, Inc.

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